

June 6, 2011

Via E-mail
Guy Gecht
Chief Executive Officer
Electronics For Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

      Re: **Electronics For Imaging, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 9, 2011
            Form 10-Q for the Quarterly Period Ended March 31, 2011
            Filed May 10, 2010
            File No. 000-18805

Dear Mr. Gecht:

      We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   We note your disclosure on pages 21 and 123 that you have sales in the Middle East and Africa, regions that include Iran, Syria, and Sudan. The referenced countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, present, and anticipated contacts with Iran, Syria, and Sudan, whether through subsidiaries, distributors, dealers, resellers, or other direct or indirect arrangements, since your letter to us dated February 7, 2008. Your response should describe any products, equipment, components, technology, services, or information that you have provided into the referenced countries, directly or indirectly, and any agreements,

commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Provision, page 49

2.   Tell us how you considered expanding your disclosures to explain, in greater detail, the nature and location of your high and low tax jurisdictions and how those jurisdictions relate to, or impact, your foreign and domestic effective tax rates. Tell us which countries impacted the foreign tax rate differential for each period presented as disclosed in your rate reconciliation table in Note 11. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Consolidated Financial Statements

Note 1. The Company and Its Significant Accounting Policies

Revenue Recognition, page 81

3.   We note for certain transactions, where payment is contingent upon installation, the revenue related to the portion of the payment for installation is deferred until installation is complete. Tell us of the nature of the installation services and the products with which you provide such services. Also, explain further how you determined these arrangements meet the separation criteria of ASC 605-25-25 and how you considered SAB Topic 13.A.1.c in determining whether the remaining installation services are inconsequential or perfunctory.

Note 8. Commitments and Contingencies

Legal Proceedings, page 106

4.   We note your disclosures, which indicate that because of uncertainties related to both the amount and ranges of possible loss from pending litigation matters, you are unable to predict with certainty the precise liability that could finally result from a range of possible unfavorable results. We also note from the disclosure on page 107 regarding the Perfectproof matter that while you do not believe it is probable that you will incur a loss, it is reasonably possible that cash flows or results of operations could be materially affected by the expert's assessment of damages and the result of the appeal. It appears from such disclosure that there is a least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred and if the amount of that additional loss would be material, you must either disclose the estimated loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is

reasonably possible additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

5.   Your disclosures indicate that you determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated, however, you further state that you reserve an amount that you could reasonably expect to pay. Please explain further what you mean by "reasonably expect to pay." In this regard, tell us whether your accruals for loss contingencies are based on what is probable or whether you use some lesser criteria and revise your disclosures in future filings to clarify this point.

Note 11. Income Taxes, page 108

6.   We note you established a deferred tax valuation allowance of $3.5 million and $3.0 million at December 31, 2010 and 2009. In addition, we note certain of your loss and credit carryforwards will begin to expire in 2012 and that a significant portion of your loss and credit carryforwards are subject to annual limitations under the IRC. According to your disclosures on page 83, the company establishes a valuation allowance against your deferred tax assets when recovery of such assets is "not likely." Please clarify that your valuation allowance is determined based on the more likely than not (a likelihood of more than 50 percent) criteria in ASC 740-10-30-5(e). In addition, explain further how you determined the reasonableness of your current valuation allowances.   In this regard, considering you incurred a net loss before income taxes in fiscal years 2008 and 2010, please describe further both the positive and negative evidence considered in concluding that it is more likely than not that most of your deferred tax assets will be realized. Also tell us how you considered significantly enhancing your disclosures to clarify your accounting for such allowance. We refer you to ASC 740-10-30-17 through 30-24.

7.   Please provide a breakdown of the "reduction in accrual for estimated potential tax assessments" as disclosed in your tax rate reconciliation table on page 110 for each period presented and explain, in detail, what each adjustment represents. In addition, tell us whether these adjustments are the same as the "discrete tax adjustments" discussed on page 49. If not, explain further the reasons for each of the discrete tax adjustments as discussed in your MD&A disclosures.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1. Basis of Presentation and Significant Accounting Policies

Recent Accounting Pronouncements

Revenue Recognition, page 6

8.   You indicate that the company determines the best estimate of the selling price (BESP) by considering factors such as pricing practices and controls, customer segment pricing strategies, the product lifecycle and market conditions such as competitor pricing strategies and industry technology lifecycles. Please tell us and expand your disclosures in future filings to more clearly explain how you determine BESP. In this regard, describe further how each of these factors are

used in determining BESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. We refer you to ASC 605-25-50-2.

9. Please explain further your discussion regarding your accounting for arrangements that include software licenses, post-customer support and professional services prior to the adoption of ASU 2009-13 and 2009-14. For instance, it is unclear if the accounting for such arrangements changed upon adoption of this guidance and if so, why as multiple-element software arrangements (that do not also include the sale of tangible products) are not within the scope of this new guidance. Please explain further and in your response tell us which of your products, if any, fall within the scope of ASU 2009-14 and which products remain with the scope of ASC 985-605.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief